RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

SALE OF RANDGOLD & EXPLORATION SHARES IN RANDGOLD RESOURCES

London, 23 January 2006 (LSE:RRS) (NASDAQ:GOLD) – Randgold Resources announced today that it was informed by Société Générale SA (SG) on 20 January 2006 that SG had acquired 4 000 000 Randgold Resources shares on 19 January 2006.

Based on available information, Randgold Resources believes that these shares – which represent some 5% of the company’s issued share capital – were formerly owned by a wholly owned subsidiary of Randgold & Exploration Company (RG&E) and have since been sold by SG at a price of US$16.50 to a number of investors.

Dr Mark Bristow, chief executive of the London and Nasdaq listed gold miner, said according to the company’s records, the shares concerned represented RG&E’s only identifiable remaining holding in Randgold Resources. Randgold Resources believes that their sale terminates the last link between the two companies and underlines Randgold Resources’ status as a fully independent business with a broad shareholder base.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Investor & Media Relations
Dr Mark Bristow	Kathy du Plessis
+44 779 775 2288 +27 82 800 4293 +223 675 0122	+27 11 728 4701 Cell: +27 83 266 5847 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2004 which was filed with the United States Securities and Exchange Commission on 29 June 2005, as subsequently amended. Randgold Resources sees no obligation to update information in this release.